Exhibit 4.8

Execution Version

SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of July 22, 2019 by and between:

(1)	JMU Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Seller”); and

(2)	Marvel Billion Development Limited (億迅發展有限公司), a company with limited liability incorporated under the laws of Hong Kong (the “Purchaser”).

WHEREAS, the Seller desires to sell, and Purchaser desires to purchase, all of the issued and outstanding shares of the Target Company for the consideration and upon the terms and subject to the conditions set forth in this Agreement and other Transaction Documents.

NOW, THEREFORE, in consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

The following terms used in this Agreement shall be construed to have the meaning set forth or referenced below.

“Affiliates”	means, with respect to any specified Person, any other Person who or which, directly or indirectly, Controls, is Controlled by, or is under common Control with such specified Person.

“Agreement”	means this Sale and Purchase Agreement.

“Balance Sheet Date”	means June 30, 2019.

“Charter Documents”	mean, as to a Person, such Person’s memorandum and articles of association, certificate or articles of incorporation, by-laws, partnership agreement, joint venture agreements, formation agreement, limited liability company agreement and other organizational documents.

“Closing”	has the meaning given to it in Section 2.3.

“Control”	means the possession, directly or indirectly, of the power to direct or cause the direction of the management of a Person, whether through the ownership of voting securities, by contract, credit arrangement or proxy, as trustee, executor, agent or otherwise. For the purpose of this definition, a Person shall be deemed to Control another Person if such first Person, directly or indirectly, owns or holds more than fifty percent (50%) of the voting power in such other Person. The tem “Controlled” has the meaning correlative to the foregoing.

“Exchange Rate”	1 US$ = 6.8635 RMB

“Governmental Authority”	means (a) any nation or government or any nation, federal, state,province, municipality, local, autonomous region or any other political subdivision thereof; (b) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, including any entity or enterprise owned or controlled by a government or a public international organization; or (c) any court, tribunal or arbitrator.

“Group”	means, collectively, the Target Company and its Subsidiaries, including Join Me Group (HK) Investment Company Limited, Join Me Group Supply Chain Management Company Limited, the WFOE Sub and VIE Sub.

“Group Material Adverse Effect”	means a material adverse effect on the business, assets (including intangible assets), liability, financial condition, property, prospects or results of operations of the Group, taken as a whole.

“Indemnified Person”	has the meaning given to it in Section 8.2.

“Indemnifying Person”	has the meaning given to it in Section 8.2.

“Key Employee”	means any executive-level employee (including division director and vice president-level positions).

“Law”

means any statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), official policy, rule or interpretation of any Governmental Authority with jurisdiction over the Group Companies, as the case may be.

“Waiver Agreement”	means the wavier agreement entered by and between the Purchaser and the Seller, substantially in the form of EXHIBIT A

“Lien”	means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, charge, option, right of first offer, negotiation or refusal, proxy, lien, charge, adverse claim or other restrictions (including restrictions on transfer), or limitations of any nature whatsoever, including such liens as may arise under any contract.

“Long-Stop Date”	has the meaning given to it in Section 7.1.

“Parties”	means, collectively, the Seller and the Purchaser.

“Party”	means, individually, the Seller or the Purchaser.

“Person”	means any individual, corporation, partnership, trust, limited liability company, company limited by shares, unincorporated association or other entity.

“PRC”	means the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and the Separate Customs Territory of Taiwan, Penghu, Kinmen and Matsu.

“Purchaser”	has the meaning given to it in the preamble of this Agreement.

“Purchaser’s Material Adverse Effect”	means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Purchaser’s Group, taken as a whole.

“Seller”	has the meaning given to it in the preamble of this Agreement.

“Shares”	has the meaning given to it in Section 2.1.

“Subsidiary”	means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person, which shall, for the avoidance of doubt, include any variable interest entity whose assets and financial results are consolidated with the assets and financial results of such given Person and are recorded on the financial statements of such given Person for financial reporting purposes in accordance with applicable accounting standards (each, a “VIE” and collectively, the “VIEs”) and any Subsidiary of such VIEs.

“Target Company”	means New Admiral Limited, an exempted company incorporated in Cayman Islands with limited liability.

“Tax” or “Taxes”	means any and all national, federal, state, provincial, municipal and local taxes of any country, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, capital gains, sales, use and occupation, and value added, ad valorem, stamp transfer, franchise, building, vehicle, land use, land appreciation, city and rural construction, tariff, withholding, payroll, recapture, employment, additional education, excise and property taxes, adjustment taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

“Transaction Documents”	means this Agreement, the Waiver Agreement and all other agreements, instruments or documents entered into in connection with this Agreement.

“Transactions”	means the transactions contemplated by the Transaction Documents.

“VIE Sub”	means Shanghai Zhongmin Supply Chain Management Co., Ltd. (上 海众敏供应链管理有限公司), a PRC limited liability company.

“WFOE Sub”	means Shanghai Zhongming Supply Chain Management Co., Ltd. (上 海众鸣供应链管理有限公司), a wholly-foreign owned enterprise registered in the PRC.

2.	PURCHASE AND SALE OF SHARES

2.1	Shares.

Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, and covenants in this Agreement, the Purchaser shall purchase all of the issued and outstanding ordinary shares of the Target Company, par value US$1.00 per share (the “Shares”) from the Seller, and the Seller shall sell and transfer the Shares to the Purchaser upon Closing.

2.2	Consideration.

The total consideration to be paid by the Purchaser for all Shares shall be comprised of: (i) US $1,000,000 in cash (the “Cash Consideration”) to be paid pursuant to Section 2.3(c); and (ii) the cancellation of any and all liabilities owed to the Group by the Seller as further described in detail in the Waiver Agreement.

2.3	Closing.

(a)           The sale and purchase of the Shares shall take place concurrently with the execution of this Agreement (which time and place are designated as the “Closing”). The Closing will be deemed to be effective as of the close of business on the date of the Closing for tax and accounting purposes.

(b)           At Closing, in addition to the fulfillment of all conditions set forth in Section 6 of this Agreement, the Seller shall deliver to the Purchaser a certified copy of the register of members of the Target Company after giving effect to the transfer of Shares of the Target Company to the Purchaser at the Closing.

(c)           The Purchaser shall pay the Cash Consideration by wiring immediately available funds to the bank account(s) designated by the Seller or pursuant to written wire instruction otherwise delivered to the Purchaser based on the following payment schedule:

(i)	US$437,095 (or its RMB equivalents based on the Exchange Rate); and

(ii)	the balance to be paid within 45 days after the date hereof.

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby, represents and warrants to the Purchaser that the following representations are true and complete as of the date hereof and as of the date of the Closing, except as otherwise indicated.

3.1	Authorization.

The Seller has full power and authority to enter into the Transaction Documents. The Transaction Documents to which the Seller is a party, when executed and delivered by the Seller, will constitute valid and legally binding obligations of the Seller, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other Laws of general application affecting enforcement of creditors’ rights generally, and as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2	Organization and Good Standing of the Target Company.

The Target Company is a company duly organized, validly existing, and in good standing under the laws of Cayman Islands.

3.3	Capitalization of the Target Company.

The Seller is the registered owner of all of the issued and outstanding ordinary shares of the Target Company, and all Shares are validly issued, fully paid and nonassessable. The Shares to be acquired by the Purchaser as of the Closing will be free and clear of all Liens. There are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Target Company any shares of the Target Company, or any securities convertible into or exchangeable for shares of the Target Company.

3.4	Enforceability.

The Transaction Documents, when executed and delivered by the Seller, shall constitute valid and legally binding obligations of the Seller, enforceable against such Seller in accordance with its respective terms, except in each case as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other Laws of general application affecting enforcement of creditors’ rights generally, and as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby, represents and warrants to the Seller that the following representations are true and complete as of the date hereof and will be true and correct as of the date of the Closing, except as otherwise indicated.

4.1	Authorization.

The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other Laws of general application affecting enforcement of creditors’ rights generally, and as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.2	Corporate Power and Qualification.

The Purchaser is a private company limited by shares duly organized, validly existing under the laws of Hong Kong and has all requisite corporate power and authority to own, lease and operate its assets and carry on its business as presently conducted.

4.3	Enforceability.

The Transaction Documents, when executed and delivered by the Purchaser, shall constitute valid and legally binding obligations of the Purchaser, enforceable against the Seller in accordance with their respective terms, except in each case as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other Laws of general application affecting enforcement of creditors’ rights generally, and as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.	CONDITIONS TO THE PURCHASER’S OBLIGATIONS AT CLOSING

The obligations of the Purchaser to consummate the Transactions are subject to the fulfilment, on or before the Closing, of each following condition, unless otherwise waived:

5.1	Representations and Warranties.

The representations and warranties of the Seller contained in Section 3 shall be true, correct and complete in all material respects as of the Closing, except where such breach of representations and warranties, individually or in the aggregate, could not reasonably be expected to result in a Group Material Adverse Effect.

5.2	Performance.

The Seller shall have performed and complied with, in all material respects, all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Target Company at or before the Closing.

5.3	Cayman Islands Legal Opinion.

A copy of the opinions of Maples and Calder (Hong Kong) LLP, the Cayman Islands counsel for the Seller, dated as of the Closing Date, in substantially the form attached hereto as Exhibit B, shall have been furnished to the Purchaser.

6.	CONDITIONS OF THE SELLER’S OBLIGATIONS AT CLOSING

The obligations of the Seller to consummate the Transactions are subject to the fulfillment, on or before the Closing, of each following condition, unless otherwise waived:

6.1	Representations and Warranties.

The representations and warranties of the Purchaser contained in Section 4 shall be true, correct and complete in all material respects as of the Closing, except where such breach of representations and warranties, individually or in the aggregate, could not reasonably be expected to result in a Purchaser’s Material Adverse Effect.

6.2	Performance.

The Purchaser shall have performed and complied with, in all material respects, all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by Purchaser at or before the Closing.

7.	TERMINATION

7.1	Termination Events.

This Agreement and any Transaction Document may be terminated by notice given prior to or at the Closing:

(a)           by either the Purchaser or the Seller if a material breach of any provision of this Agreement has been committed by another Party and such breach has not been waived or rectified within thirty (30) days after the breach;

(b)	by mutual consent of the Purchaser and the Seller; or

(c)           by the Purchaser or the Seller if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its or their obligations under this Agreement) on or December 31, 2019 (the “Long-Stop Date”), or such later date as the Parties may agree upon.

7.2	Effect of Termination.

Each Party’s right of termination under Section 7.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be considered an election of remedies. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the Parties under this Agreement will terminate; provided, however, that if this Agreement is terminated by a Party because of the breach of the Agreement by another Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of another Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

8.	INDEMNIFICATION AND REMEDIES

8.1	Survival.

(a)           (a) All representations and warranties, in this Agreement, and any certificate, document, or other writing delivered pursuant to this Agreement, will survive for one (1) year after the Closing and the consummation and performance of the Transactions. The covenants and other agreements of each Party contained in this Agreement shall survive the Closing until fully discharged in accordance with their terms, except for those covenants and agreements which shall be complied with or discharged prior to the Closing in accordance with the terms of this Agreement.

(b)           If written notice of a claim for indemnification has been given in accordance with this Section 8.1 prior to the time at which the applicable representations, warranties, covenants or other agreements would otherwise terminate pursuant to the foregoing, then the relevant representations, warranties, covenants or other agreements shall survive such time as to such claim, until such claim has been finally resolved.

(c)           The waiver of any condition relating to any representation, warranty, covenant, or obligation will not affect the right to indemnification, payment, reimbursement, or other remedy based upon such representation, warranty, covenant, or obligation.

8.2	Indemnification.

From and after the date of the Closing, each Party, as applicable (the “Indemnifying Person”), shall indemnify and hold the other relevant Parties and their respective directors, officers and agents (collectively, the “Indemnified Person”) harmless from and against any losses, claims, damages, liabilities, judgments, fines, obligations, expenses and liabilities of any kind or nature whatsoever, including but not limited to any investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened legal action or proceeding, and any taxes or levies that may be payable by such person by reason of the indemnification of any indemnifiable loss hereunder (collectively, “Losses”) resulting from or arising out of: (i) the breach of any representation or warranty of the Indemnifying Person contained in the Transaction Documents, or (ii) the violation or nonperformance, partial or total, of any covenant or agreement of the Indemnifying Person contained in the Transaction Documents. In calculating the amount of any Losses of an Indemnified Person hereunder, there shall be subtracted the amount of any insurance proceeds and third-party payments received by the Indemnified Person with respect to such Losses, if any.

8.3	Third-Party Claims.

(a)           The Indemnified Person shall give notice of the assertion of a Third-Party Claim to the Indemnifying Person; provided, however, that no failure or delay on the part of an Indemnified Person in notifying an Indemnifying Person will relieve the Indemnifying Person from any obligation under this Section 8 except to the extent that the failure or delay materially prejudices the defense of the Third-Party Claim by the Indemnifying Person.

(b)           Except as provided in Section 8, the Indemnifying Person may elect to assume the defense of a third-party claim with counsel satisfactory to the Indemnified Person by (a) giving notice to the Indemnified Person of its election to assume the defense of the Third-Party Claim and (b) giving the Indemnified Person evidence acceptable to the Indemnified Person that the Indemnifying Person has adequate financial resources to defend against the Third-Party Claim and fulfill its obligations under this Section 8, in each case no later than thirty (30) days after the Indemnified Person gives notice of the assertion of a Third-Party Claim under Section 8.3(a).

(c)           Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or any Affiliate other than as a result of monetary damages for which it would be entitled to relief under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise, or settle such Third-Party Claim.

(d)           With respect to any Third-Party Claim subject to this Section 8.3: (i) any Indemnified Person and any Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related proceeding at all stages thereof where such Person is not represented by its own counsel, and (ii) both the Indemnified Person and the Indemnifying Person, as the case may be, shall render to each other such assistance as they may reasonably require of each other and shall cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

8.4	Indemnitee Negligence.

The provisions in this Section 8 shall be enforceable regardless of whether the liability is based upon past, present or future acts, claims or Laws and regardless of whether any Person (including the Person from whom relief is sought) alleges or proves the sole, concurrent, contributory, or comparative negligence of the Person seeking relief, or the sole or concurrent strict liability imposed upon the person seeking relief.

9.	MISCELLANEOUS

9.1	Fees and Expenses.

Except as otherwise provided in this Agreement, or the other documents to be delivered pursuant to this Agreement, each Party will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement and the consummation and performance of the Transactions, including all fees and expenses of its officers, directors, partners, employees, agents or representatives. The obligation of each Party to bear its own fees and expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

9.2	Further Assurance.

The Parties will (a) execute and deliver to each other such other documents and (b) do such other acts and things as a Party may reasonably request for the purpose of carrying out the intent of this Agreement, the Transactions, and the documents to be delivered pursuant to this Agreement.

9.3	Entire Agreement.

This Agreement supersedes all prior agreements, whether written or oral, between the Parties with respect to its subject matter (including any letter of intent and, upon the Closing, any confidentiality obligation to which the Purchaser is subject) and constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to the subject matter of this Agreement.

9.4	Amendment.

This Agreement may only be amended, supplemented, or otherwise modified by the Purchaser and the Seller in writing.

9.5	Assignments and Successors.

The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party, other than the Parties hereto or their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.6	No Third-Party Rights.

Other than the Indemnified Persons and the Parties, no Person will have a legal or equitable right, remedy, or claim under or with respect to this Agreement. This Agreement may not be amended or terminated, and no provision of this Agreement may be waived, without the consent of any Person who is a Party to this Agreement (and in the case of the Seller).

9.7	Remedies Cumulative.

The rights and remedies of the Parties under this Agreement are cumulative and not alternative.

9.8	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, without regard to the principles of conflicts of law thereof.

9.9	Dispute Resolution.

Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or invalidity thereof, shall, so far as it is possible, be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this Section 9 . The appointing authority shall be Hong Kong International Arbitration Centre. The seat of the arbitration shall be Hong Kong. There shall be three (3) arbitrators. The Seller, on the one hand, and the Purchaser, on the other hand, shall be entitled to designate one arbitrator each. The two (2) arbitrators shall consult with each other to agree upon the selection of a third arbitrator. The arbitration shall be conducted in the English language. Evidence and testimony may be presented in any language, including a language other than English providing it is accompanied by an English translation thereof (which translation shall have been certified and prepared or given at the sole cost of the Party offering such evidence or testimony). The arbitral award shall be in writing in the English language and, unless the parties to the arbitration agree otherwise, shall state the reasons upon which it is based. The award shall be final and binding on the parties to the arbitration.

9.10	Attorney’s Fees.

In the event any claim, action, suit, proceeding, arbitration, complaint, charge or investigation is brought in respect of this Agreement or any of the documents referred to in this Agreement, the prevailing Party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in such claim, action, suit, proceeding, arbitration, complaint, charge or investigation, in addition to any relief to which such Party may be entitled under applicable Law.

9.11	Enforcement of Agreement.

Each Party acknowledge and agree that the other Party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by such Party could not be adequately compensated in all cases by monetary damages alone. Accordingly, each Party agrees that, in addition to any other right or remedy to which the other Party may be entitled at law or in equity, such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to obtain temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches, without posting any bond or giving any other undertaking.

The Purchaser agrees that it shall take all actions necessary to cause the Purchaser to perform all its obligations under this Agreement. If the Purchaser fails to perform any of its obligations hereunder, the Purchaser shall immediately perform such obligations on behalf of the Purchaser, including the Purchaser’s obligations to consummate the Transactions contemplated herein and to make payments pursuant to the terms hereof. The Purchaser further agrees that the Seller is entitled to enforce such terms in this Agreement applicable against the Purchaser if the Purchaser fails to comply with such terms.

9.12	No Waiver.

Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be waived by a Party, in whole or in part, unless made in a writing and signed by such Party, (b) a waiver given by a Party will only be applicable to the specific instance for which it is given, and (c) no notice to or demand on a Party will (i) waive or otherwise affect any obligation of that Party or (ii) affect the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

9.13	Notices.

All notices and other communications required or permitted by this Agreement shall be in writing and will be effective, and any applicable time period shall commence, when (a) delivered by hand or by a nationally recognized overnight courier service (costs prepaid) addressed to the other Party or (b) transmitted electronically to facsimile numbers or e-mail addresses designated by the relevant Party.

9.14	Severability.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.15	Time of Essence.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

9.16	Counterparts and Electronic Signatures.

(a)          This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the Parties and delivered to the other Party.

(b)          A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, will constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Sale and Purchase Agreement as of the date first written above.

THE PURCHASER:

Marvel Billion Development Limited

/s/ CHEN Guangyu
Name:

Title:

[Signature Page to the Sale and Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Sale and Purchase Agreement as of the date first written above.

THE SELLER:

JMU Limited

/s/ LI Xiaoyu
Name:	LI Xiaoyu

Title:	Director

[Signature Page to the Sale and Purchase Agreement]

EXHIBIT A

FORM OF WAIVER LETTERS

EXHIBIT B

FORM OF LEGAL OPINION